June 29, 2017

Re:	China Lending Corporation

Form F-1

Filed May 25, 2017

File No. 333-218232

Mr. David Lin

Staff Attorney

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Lin:

On behalf of China Lending Corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 21, 2017 with respect to the Form F-1 filed on May 25, 2017 (the “F-1”) by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Selling Security Holders, page 65

1.	For each of the selling security holders, please revise to disclose the nature of any position, office or other material relationship that the selling security holder has had within the past three years with the company or its predecessors or affiliates. Refer to Item 4(a) of Form F-1 and Item 9.D of Form 20-F. Also please provide a materially complete discussion of how the selling security holders acquired the securities that you are registering on their behalf for resale, including, without limitation, the date, purchase price of the securities and material terms of the agreement(s) pursuant to which the securities were obtained.

In response to the Staff’s comment, the F-1 has been revised. Please refer to page 66 and page 67 of the Revised F-1.

2.	Please tell us whether any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling security holder is a broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter, unless such security holder received its securities as compensation for investment banking services. In addition, a security holder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

-	the security holder purchased the securities being registered for resale in the ordinary course of business, and

-	at the time of the purchase, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

EarlyBird Capital, Inc. is a broker dealer. In response to the Staff’s comment, the F-1 has been revised. Please refer to page 66 of the Revised F-1.

Signatures, page II-5

3.	We note your disclosure that Albert Lyu was appointed as your Chief Financial Officer on January 16, 2017 and identification of Mr. Lyu as the same in the table on page 55. However, we note that Mr. Lyu has not signed the registration statement and that the signature page identifies Li Jingping as the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer. Please advise us whether you consider Albert Lyu to be your principal financial officer and/or principal accounting officer and, if so, revise your signature page accordingly.

Albert Lyu was appointed as the Company’s Chief Financial Officer on January 16, 2017. Mr. Lyu is still relatively new to the Company and is in the process of integrating into the Company’s day to day business operations. The Company is engaged in the business of providing loan facilities to micro, small and medium sized enterprises. As the President and Chief Executive Officer of the Company, Ms. Li has a strong financial background. Currently, the Company considers Ms. Li to be its Principal Financial Officer and Principal Accounting Officer, along with serving in her capacity as Principal Executive Officer.

Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

4.	Please revise your auditor’s consent so that it references the correct file number for this registration statement.

In response to the Staff’s comment, the F-1 has been revised. Please refer to Exhibit 23.1 of the Revised F-1.

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective time of the F-1 Registration Statement be accelerated to the earlier of 4:00 p.m., Eastern Time, on July 7, 2017, or as soon thereafter as practicable.

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 21, 2017 with respect to the Form F-1, File No. 333-218232, filed on May 25, 2017 by the Company, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Form F-1 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Lending Corporation

By:	/s/ Li Jingping
Name:	Li Jingping
Title:	President and Chief Executive Officer